FOR IMMEDIATE RELEASE

Tuesday, April 26, 2007

 (No.2007-04-07)

CARMANAH AWARDED CONTRACT FOR UP TO $1.1 MILLION IN

SOLAR BUS STOP, SIGNAL AND SHELTER LIGHTING WITH KING COUNTY METROTRANSIT, WASHINGTON

Victoria, British Columbia, Canada – Thursday, April 26, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce it has entered a supply agreement with the King County Metro Transit (KCMT) to provide up to Cdn$1.1 million in solar-powered LED bus shelter lighting, bus stop lighting, signaling devices and spare parts.  The supply agreement is valid up until April 30, 2008 with KCMT’s option to extend the contract for an additional four years.

Since 2004, Carmanah has been supplying King County Metro Transit with i-SHELTER™ bus shelter lighting systems that match the agency’s specific system operating profile requirements while remaining cost-effective, maintenance free and visually pleasing.  In addition, Carmanah's patented MICROSOURCE® Energy Management System automatically optimizes the operation of each i-SHELTER system to ensure peak performance and reliability under Seattle's low sunlight conditions.

"King County Metro is one of the North American transit industry’s leaders in environmental stewardship,” states Carmanah's CEO, Art Aylesworth.  “With the signing of this supply contract, we are pleased to continue a technology partnership with this agency that enables it to enhance the services for its awaiting passengers within the objectives of its social responsibility mandate.”

About i-SHELTER Solar-Powered Bus Shelter Lighting

Carmanah's i-SHELTER solar LED lighting systems feature the most advanced solar shelter lighting technology in the industry.  Using Carmanah's field-proven, patented MICROSOURCE energy management system, i-SHELTER systems are an extremely reliable, cost-effective, and high performance lighting solution that can be installed quickly to new or existing shelters without the need for trenching, cabling or grid power connections.  i-SHELTER lighting systems are designed to operate without servicing for up to five years at which point only battery replacement may be required.  For more information about Carmanah's unique solar-powered LED transit shelter and bus stop lighting solutions, please visit www.transitlights.com.

About King County Metro Transit

With a fleet of approximately 1,300 vehicles, King County Metro Transit serves an annual ridership of 100 million within a 2,134 square mile area in King County, Washington.  The organization has twice been honored as the best-run large public transportation system in North America.  King County Metro Transit is committed to the use of sustainable, environmentally-friendly technologies.  In addition to initiatives such as using cleaner burning fuel, improving exhaust filtration and installing solar-powered bus shelter lighting systems, the agency is planning to converting 100% of its fleet to "clean air" technology before 2010.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com